UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amended Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

CitiFunds Institutional Trust (“CIT”) (File No. 811-6740) hereby amends its Notification of Registration on Form N-8A for the purpose of reflecting the adoption and succession by Legg Mason Partners Institutional Trust (the “Trust”) to CIT’s registration under Section 8(a) of the Investment Company Act of 1940, effective April 16, 2007. In connection with such amended Notification of Registration, the Trust submits the following information:

Name:

Legg Mason Partners Institutional Trust

Address of principal business office:

Legg Mason Partners Institutional Trust

125 Broad Street

New York, New York 10004

Telephone number (including area code):

(800) 451-2010

Name and address of agent for service of process:

Robert I. Frenkel, Esq.

300 First Stamford Place

Stamford, Connecticut 06902

copies to:

Roger P. Joseph, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒                                         No  ☐

NOTICE

Notice is hereby given that this amended Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this amended Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Stamford and the State of Connecticut on the 13th day of April, 2007.

Legg Mason Partners Institutional Trust

By:	/s/ R. Jay Gerken
R. Jay Gerken
Trustee

ATTEST:

/s/ Thomas C. Mandia
Thomas C. Mandia
Assistant Secretary